

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

<u>Via E-mail</u>
Carol Meltzer
Executive Vice President
Spectrum Group International, Inc.
1063 McGaw Avenue
Irvine, CA 92614

> **Re:** **Spectrum Group International, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed February 7, 2014**
> **File No. 001-11988**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 7, 2014**
> **File No. 005-51355**

Dear Ms. Meltzer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 2

Effects of the Reverse Stock Split, page 3

1. Disclosure on page 3 states that outstanding preferred stock will be split, but you do not appear to have any preferred stock outstanding. Please advise.

<u>Questions and Answers About the Reverse Stock Split and the Special Meeting, page 7</u>

2. We note your response to comment 13 in our letter dated January 15, 2014. Please clarify the result if shares held in street name are not exchanged for cash because a nominee holding shares for stockholders that individually own beneficially less than 1,000 shares may collectively hold in excess of 1,000 shares.

<u>What potential conflicts of interest are posed by the reverse stock split?, page 8</u>

3. We note your response to comment 14 in our letter dated January 15, 2014. However, we are still unable to calculate the figures provided in this section based upon the disclosure included in the beneficial ownership tables on pages 46-47. Please provide additional information regarding the way in which you calculated the 46.0% and 46.7% figures in this section and elsewhere, or revise.

<u>Special Factors, page 13</u>

<u>Background of the Reverse Stock Split, page 15</u>

4. We note your disclosure on page 16 that "Mr. Roberts reiterated his views on the advisability of the reverse stock split, including his belief that the Company could save in the range of $2,000,000 per year by not having to publicly report." Please provide additional disclosure regarding the basis for Mr. Roberts' belief in this regard.

5. We note your disclosure on page 16 that "In arriving at its preliminary determination to make a payment of $0.65 per share to stockholders whose shares would be cashed out as a result of the reverse stock split, the Board took note of the range of the per share value of the Company's stock following the spinoff calculated by Roth of $0.30 to $0.78." Please tell us how this range was communicated to the Board and revise your disclosure in accordance with comment 3 of our letter dated January 15, 2014.

6. We note your revisions in response to comment 22 in our letter dated January 15, 2014 and your indication on page 17 that the "Board determined it was appropriate to 'rely' on the opinion of Roth that a price of $0.65 per share was fair to stockholders." Please revise this language to indicate that you have adopted this analysis, if true.

<u>Procedural Fairness, page 21</u>

7. We note your response to comment 27 in our letter dated January 15, 2014. However, the number of directors that are independent remains unclear to us. Please clarify the number of directors that are considered independent and the independence standard utilized in such determination. In this regard, we note the disclosure in the amended annual report on Form 10-K for the fiscal year ended June 30, 2013, filed October 28, 2013, that you have 5 directors that qualify as independent as the term is defined in Rule

5605(a)(2) of the Nasdaq listing standards. If you are utilizing a different standard for determining independence for the purposes of approving this transaction, please clearly state this fact, the standard applied, and the reason(s) that you have decided to apply a standard other than the applicable listing standard.

Opinion of Roth Capital Partners, LLC, page 25

8. We note your response to comment 29 in our letter dated January 15, 2014 and the projections disclosed on page 27. We also note your statement on page 26 that, with respect to the financial information and projections utilized, "Roth assumed that such information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provided a reasonable basis upon which it could make an analysis and form an opinion." Please state whether the board of directors reviewed for accuracy and completeness, the financial information, forecasts, projections, assumptions and other information provided by management to Roth and whether the board of directors found Roth's reliance on such materials to be reasonable.

9. Please include in the proxy statement all projections appearing on pages 18 and 19 of Roth's final presentation.

10. We note that certain variables used in the WACC analysis changed between Roth's draft and final presentations. Please briefly disclose these changes, and disclose why these changes appear to have had no effect on the range of illustrative per share values.

Financial Information, page 50

11. We note that you have filed your quarterly report on Form 10-Q for the fiscal period ended December 31, 2013. Accordingly, please update this section and all other financial disclosure, including the historical and pro forma ratio of earnings to fixed charges and book value per share, to include disclosure for the fiscal period ended December 31, 2013. This comment also applies to the disclosure under "Where you can find more Information" and "Incorporation of Certain Documents by Reference." Please also update the chart appearing on page 42 to represent the third quarter to date.

Form of Proxy

12. Please make a proper statement regarding the exercise of discretionary authority by the proxy holders. Refer to Rule 14a-4(c)(3). Please also file the form of proxy as an annex to your proxy statement, rather than as an exhibit. See Note to paragraph (a)(3) of Rule 14a-4.

       Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, David Orlic, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3503 or me at (202) 551-3720 with any questions.

                                           Sincerely,

                                           /s/ Mara L. Ransom

                                           Mara L. Ransom
                                           Assistant Director

cc: Abbe L. Dienstag